Exhibit 99.2

Press Release

Sanofi commits an additional $625 million to Sanofi Ventures to accelerate investment in biotech and digital health innovation

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The fund will remain focused on Sanofi’s key areas of immunology, rare diseases, neurology, and vaccines, backing earlier-stage innovation and emerging opportunities that support the company’s long-term strategy

•	Sanofi Ventures drives innovation through leading and participating in private financing rounds for pioneering healthcare companies

Paris, September 24, 2025. Sanofi Ventures has announced an additional $625 million multi-year capital commitment from Sanofi, increasing its total assets under management to over $1.4 billion. This new commitment to the evergreen venture fund builds on more than a decade of investing in innovative biotech and digital health companies that align with Sanofi’s long-term growth ambitions.

“This new, significant capital commitment reflects our strong belief that some of the most important medical breakthroughs begin in early-stage companies. With a proven track record of strategic wins and successful exits, Sanofi Ventures has become a powerful engine for scientific progress and strategic growth,” said Paul Hudson, Chief Executive Officer at Sanofi. “By strengthening our investment capabilities, we are accelerating our ability to bring next-generation therapies that improve people’s lives while building valuable partnerships across the healthcare ecosystem.”

Sanofi Ventures is the corporate venture capital arm of Sanofi, investing in top-tier biotech and artificial intelligence/digital health companies that focus on helping patients and transforming the practice of medicine. Since its inception in 2012, the fund has deployed over $800 million across more than 70 innovative companies in biotech and digital health. The team leads investments across all stages of the private company lifecycle, from seed to crossover, serves on boards, and participates in IPOs. Sanofi Ventures maintains a diverse, globally distributed portfolio of companies advancing innovation around the world.

“The increased capital commitment enables us to deepen our role as a leading strategic investor in breakthrough science and digital innovation. Our global portfolio spans the full company lifecycle from seed-stage through IPO participation, demonstrating the long-term value we bring to both entrepreneurs and Sanofi,” said Jason P. Hafler, PhD, Managing Director at Sanofi Ventures. “The strong performance of our fund, including three realized exits in 2024 from companies with a combined acquisition value of $3.25 billion, validates our evergreen structure and approach to identifying and supporting companies that are at the forefront of medical innovation.”

Sanofi Ventures’ expanded capital commitment comes at a time when access to early-stage funding has become more limited across the biotech sector, positioning the fund to play a crucial role in advancing healthcare innovation. By providing essential financial backing and strategic support, the fund is helping to bridge the gap for promising startups, enabling them to advance potentially life-changing therapies through key development milestones. This strategy not only strengthens Sanofi’s pipeline of future innovations but also reinforces the company’s position as a leading catalyst for breakthrough science in healthcare.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | +1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | +1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi forward looking statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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